

KCI INVESTMENTS

Agreement Among:
Ken Antos, David Becklean, Dixie Foods International, Inc.

January 13, 2015

WHEREAS, Dixie Foods International, Inc., a Florida C-corporation, (the "**Company**") seeks to secure additional capital to support the Company's continued growth plans;

WHEREAS, Ken Antos and David Becklean (collectively the "**Borrowers**") currently, either directly or through trusts, own the majority owners of the Company and seek to support the Company's continued growth plans;

WHEREAS Magnolia Financial Group, LLC, a Louisiana limited liability company, (the "**Lender**") previously has provided to financing to KCI Investments, LLC, a wholly-owned subsidiary of the Company (the "**Subsidiary**"), indirectly by making loans directly to the Borrowers, who utilized the proceeds to acquire additional Units in that Subsidiary;

WHEREAS, the Lender (directly and/or in connection with affiliates of the Lender), in January 2015 made $100,000 of additional loans to the Borrowers (the "**2015 Loans**"), proceeds of which the Borrowers have advanced to the Subsidiary.

THE LENDER, THE BORROWERS AND COMPANY AGREE AS FOLLOWS:

- The Borrowers will enter into the 2015 Loans with the Lender.

- Each of the Borrowers will be responsible for ½ of the Loan.

- The Borrowers have utilized the $100,000 of proceeds from the 2015 Loans to make advances of the same amount to the Subsidiary.

- In consideration for the 2015 Loans the Borrowers will transfer 50,000 shares of Company Common Stock to the Lender. Such shares shall come equally from the two Borrowers.

- The 2015 Notes will be an interest rate of 15% per annum.

- The Company will repay the advances by the Borrowers to the Company by remitting directly to the Lender, through ACH, the amount of $2,278 per day, five days per

week, until the Loans are repaid, including interest. The ACH transfers will be executed via Chase bank and will be guaranteed to be made by the Company and the Borrowers.

- The Company agrees to effect the provisions above without fail.

Agreed as of this date by:



Ken Antos
Individually and on behalf of the
Kenneth and Sheila Antos Living Trust u/a/d 4/26/2007

Dave Becklean

R.S. Groberg

KCI Investments, LLC
And
Dixie Foods International, Inc.
By: Richard Groberg
CFO